

Pernod Ricard

DF/Lettres2005/116.2005

82-3361





05007666

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

21st of April 2005

For the attention of Mrs Felicia KUNG

SUPPL

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD



Pernod Ricard

Recommended Offer by Pernod Ricard SA for Allied Domecq Plc

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada or Japan

- **Creating the second largest Wine & Spirits group worldwide**
- **20 brands among top 100 global spirits brands**
- **A new leader in the premium wine market**
- **Expected pre-tax cost synergies of approximately €300 million per year [1]**
- **€4.1 billion (£2.8 billion) proposed transaction with Fortune Brands**
- **A 36% per cent. premium for Allied Domecq shareholders [2]**
- **A transaction expected to be earnings accretive in the first year, excluding non recurring items [3]**

Paris and London, April 21 2005. The board of Pernod Ricard S.A. ("Pernod Ricard") announced today that it has reached agreement on the terms of a recommended offer by Pernod Ricard to acquire the entire issued and to be issued share capital of Allied Domecq ("Allied Domecq" or "the Company") (the "Offer").

The terms of the Offer value each Allied Domecq share at 670 pence (based on a price of €116 for each Pernod Ricard share) and the existing issued share capital of Allied Domecq at approximately €10.7 billion (£7.4 billion). Under the basic terms of the Offer, Allied Domecq shareholders will receive 545 pence in cash and 0.0158 new Pernod Ricard share for every Allied Domecq share. The Offer will include a mix and match facility.

The Offer represents a premium of approximately 36.2 per cent. to the closing price of 492 pence for each Allied Domecq share on 3 February 2005 (being the last business day prior to the speculation surrounding a potential offer for the Company) and 24.8 per cent. to the closing price of 537 pence for each Allied Domecq share on 4 April 2005 (being the last business day prior to the announcement by Allied Domecq that it was in preliminary discussions with Pernod Ricard regarding a possible offer for Allied Domecq).

The Board of Allied Domecq unanimously recommends Allied Domecq shareholders to vote in favour of the Offer, as they have undertaken to do in respect of their own beneficial shareholdings.

Pernod Ricard will retain the majority of the Allied Domecq business, including many of the core spirits brands such as Ballantine's, Beefeater, Kahlua, Malibu, Stolichnaya and Tia Maria, and premium wines such as Montana, Mumm (including Mumm Cuvée Napa) and Campo Viejo. Pernod Ricard will also acquire several leading local brands, including Imperial in South Korea, Wiser's in Canada and Presidente in Mexico.

The acquisition of Allied Domecq will transform Pernod Ricard into the number two player globally and the number one spirits company outside the US and a new leader in the premium wine market. Its brand portfolio will include 20 brands featured in the Impact International (March 2005) list of top 100 global brands.

The brands to be acquired are the perfect complement to Pernod Ricard and will strengthen the group's portfolio in quality brands, clear spirits, liqueurs and premium wines categories. This transaction will also significantly reinforce Pernod Ricard in key markets such as the US, the UK, Mexico, Canada and South Korea.

This strengthened portfolio and reinforced global reach should allow Pernod Ricard to deliver enhanced profit and margin growth in the coming years.

In connection with the Offer, Pernod Ricard has agreed to sell certain Allied Domecq brands, production and distribution assets in addition to Pernod Ricard's Larios brand to Fortune Brands Inc. ("Fortune Brands") for approximately €4.1 billion (£2.8 billion) in cash. The Allied Domecq assets which Fortune Brands is acquiring include Canadian Club, Courvoisier, Maker's Mark, Sauza and Laphroaig spirits brands, California wines, including the Clos du Bois brand, and Allied Domecq distribution networks together with the main local brands in Spain (DYC, Centenario, Castellana, Fundador), in the UK (Harvey's, Cockburn, Teacher's) and in Germany (Kuemmerling, Jacobi). The transaction with Fortune Brands is conditional only upon completion of the Offer and the transfer of these assets to Fortune Brands is expected to take place within six months of completion of the Offer.

The transaction is expected to be significantly earnings enhancing (excluding non recurring items) for Pernod Ricard [(3)], including through the realisation of significant distribution and production synergies. Pernod Ricard expects that within three years, it will be able to achieve pre-tax gross cost synergies of approximately €300 million [(1)].

Pernod Ricard will borrow approximately €9 billion of debt financing from a group of lenders including JPMorgan, Morgan Stanley, Royal Bank of Scotland, BNP Paribas and Société Générale. The debt financing will be used to refinance part of Pernod Ricard and Allied Domecq's existing indebtedness and to provide working capital to the enlarged group, in addition to funding part of the cash element of the consideration due to Allied Domecq shareholders under the terms of the Offer. In connection with the Offer, Pernod Ricard will also issue approximately 17.5 million new Pernod Ricard shares to Allied Domecq shareholders. These shares will represent approximately 20 per cent. of the enlarged share capital of Pernod Ricard.

A General Meeting of Pernod Ricard shareholders will be convened to approve the issuance of the new Pernod Ricard shares to Allied Domecq shareholders in connection with the Offer.

Completion of the Offer is subject to the consent of the relevant competition authorities.

Pernod Ricard estimates that the Offer should be completed within 3 to 4 months and the transfer of selected assets to Fortune Brands within 6 months of completion of the Offer.

Commenting on the Offer, Patrick Ricard, Chairman and Chief Executive Officer of Pernod Ricard, said:

"I would like to say how excited we are by this transaction, which is a new major strategic step in Pernod Ricard's development. I believe that Allied Domecq's magnificent portfolio of brands has a great future within our Group. We at Pernod Ricard look forward to working with the employees of Allied Domecq to realise the strong potential that exists to grow our enlarged business."

Commenting on the Offer, Norm Wesley, Chairman and Chief Executive Officer of Fortune Brands, said:

"We see the purchase of these exceptional, complementary brands as an excellent high-return growth opportunity that will fill gaps in our portfolio and take our very profitable spirits and wine business to the next level. These brands and distribution assets will significantly enhance our spirits and wine business by elevating our entire portfolio, supporting growth of our existing brands, expanding our scale in key markets and creating valuable distribution efficiencies."

Pernod Ricard is being advised on this transaction by JPMorgan and Morgan Stanley. Deutsche Bank is acting as corporate broker to Pernod Ricard in the context of the transaction. The legal advisors to Pernod Ricard are Macfarlanes, Darrois Villey Maillot Brochier, Debevoise & Plimpton and Gide Loyrette Nouel. Ernst & Young is advising on tax matters.

For further information, please contact:

- Francisco de la Vega (Head of Communication, +33 1 41 00 40 96)
- Patrick de Borredon (Investor Relations, +33 1 41 00 41 71)
- Florence Taron (Press Relations Manager,+33 1 41 00 40 88)
- Chris Barrie, Citigate Dewe Rogerson (+44 20 7638 9571).

or visit our web site at www.pernod-ricard.com

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(1) The expected synergies have been calculated on the basis of the existing cost and operating structures of the current Pernod Ricard Group and Allied Domecq Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different frcm those estimated.

(2) Premium of approximately 36.2 per cent. to the closing price of 492 pence for each Allied Domecq share on 3 February 2005 (being the last business day prior to the speculation surrounding a potential offer for the Company).

(3) The statement that the Offer is expected to be earnings accretive (excluding non recurring items) for Pernod Ricard in the first year does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 30 June 2006 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe such restrictions.

The new Pernod Ricard Shares to be issued to Allied Domecq Shareholders under the Scheme have not been and will not be registered under the Securities Act or any US state securities laws. New Pernod Ricard Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act.

Cautionary Statement Regarding Forward Looking Statements

This announcement contains statements about Allied Domecq, Pernod Ricard and Fortune Brands that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates, "projects" or, words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of the Company's or Pernod Ricard's or Fortune Brands's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on the Company's or Pernod Ricard's or Fortune Brands's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Pernod Ricard or of the Company. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed, projected or implied by such forward-looking statements or from historical results.

These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to the Company, Pernod Ricard or Fortune Brands or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statements above. All forward-looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements.